Exhibit 17.1

11547 Tralee Drive
Great Falls, Virginia 22066

April 25, 2011

Mr. Thomas McCann, Secretary

Ezenia Corporation

14 Celina Drive, Suite 17

Nashua, New Hampshire 03063

Dear Mr. McCann,

Since I cannot, in good conscience, support the decisions and initiatives of the current Board majority, kindly register my resignation from my positions as Vice Chairman of the Board of Ezenia and as a Director of the Company, effective this date.

Sincerely,

/s/ Peter E. Janke
Peter E. Janke

Cc: Counsel